UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Popeyes Louisiana Kitchen, Inc.

(Name of Subject Company)

Orange, Inc.

(Offeror)

Restaurant Brands International Inc.

(Parent of Offeror)

(Names of Filing Persons)

Common stock, par value $0.01 per share

(Title of Class of Securities)

732872106

(CUSIP Number of Class of Securities)

Jill Granat

General Counsel and Corporate Secretary

Restaurant Brands International Inc.

226 Wyecroft Road

Oakville, Ontario L6K 3X7

(905) 845-6511

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Scott A. Barshay, Esq. Brian C. Lavin, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019 (212) 373-3000	Kara L. MacCullough, Esq. Laurie L. Green, Esq. Greenberg Traurig, P.A. 401 East Las Olas Boulevard, Suite 2000 Fort Lauderdale, FL 33301 (954) 765-0500

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,672,047,915.72	$193,790.35

*	Calculated solely for purposes of determining the filing fee. The transaction value was calculated by adding (i) 20,528,654 outstanding shares of common stock of Popeyes Louisiana Kitchen, Inc., par value $0.01 per share (the “Shares”), multiplied by the offer price of $79.00 per Share, (ii) 337,778 Shares issuable pursuant to unexercised stock options with an exercise price less than the offer price of $79.00 per Share, multiplied by $38.74, which is the offer price of $79.00 per Share minus the weighted average exercise price for such options of $40.26, (iii) 229,054 Shares subject to outstanding restricted stock units and restricted awards multiplied by the offer price of $79.00 and (iv) 241,816 shares subject to issuance pursuant to granted and outstanding performance stock units (which assumes (i) payout at maximum for such outstanding performance stock units granted in 2014 and (ii) payout at target for such outstanding performance stock units granted in 2015 and 2016), multiplied by the offer price of $79.00 per Share. The calculation of the filing fee is based on information provided by Popeyes Louisiana Kitchen, Inc. as of February 17, 2017.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2017, issued August 31, 2016, by multiplying the transaction valuation by 0.0001159.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the tender offer by Orange, Inc. (“Purchaser”), a Minnesota corporation and an indirect subsidiary of Restaurant Brands International Inc. (“Parent”), a corporation existing under the laws of Canada, for any and all of the outstanding shares of common stock, par value $0.01 per share (“Shares”), of Popeyes Louisiana Kitchen, Inc. (“Popeyes”), at a price of $79.00 per Share, without interest, net to the seller in cash, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 27, 2017 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”, a copy of which is attached as Exhibit (a)(1)(B), and which, together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”).

All the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 1.	Summary Term Sheet.

Regulation M-A Item 1001

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

Regulation M-A Item 1002(a) through (c)

(a) Name and Address. The name, address, and telephone number of the subject company’s principal executive offices are as follows:

Popeyes Louisiana Kitchen, Inc.

400 Perimeter Center Terrace, Suite 1000

Atlanta, Georgia, 30346

(404) 459-4450

(b) Securities. The information set forth in the section of the Offer to Purchase entitled “Introduction” and Section 1 — “Terms of the Offer” is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in Section 6 — “Price Range of Shares; Dividends” of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

Regulation M-A Item 1003(a) through (c)

(a)-(c) Name and Address; Business and Background of Entities; and Business and Background of Natural Persons. This Schedule TO is filed by (i) Parent and (ii) Purchaser. The information set forth in the “Summary Term Sheet”, Section 8 — “Certain Information Concerning Purchaser and Parent” in the Offer to Purchase and in Schedule 1 — Information Relating to Parent and Purchaser of the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

Regulation M-A Item 1004(a)

(a) Material Terms. For purposes of subsection (a)(1)(i)-(viii), (x) and (xii), the information set forth in the Offer to Purchase under the following captions is incorporated by reference in this Schedule TO:

Summary Term Sheet

Introduction

Section 1 — “Terms of the Offer”

Section 2 — “Acceptance for Payment and Payment for Shares”

Section 3 — “Procedures for Accepting the Offer and Tendering Shares”

Section 4 — “Withdrawal Rights”

Section 5 — “Certain Material United States Federal Income Tax Consequences”

Section 13 — “Certain Effects of the Offer”

Section 15 — “Conditions to the Offer”

Subsections (a)(1)(ix) and (xi) are not applicable.

For purposes of subsections (a)(2)(i)-(iv) and (vii) the information set forth in the Offer to Purchase under the following captions is incorporated by reference in this Schedule TO:

Summary Term Sheet

Introduction

Section 1 — “Terms of the Offer”

Section 5 — “Certain Material United States Federal Income Tax Consequences”

Section 10 — “Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements with Popeyes”

Section 11 — “The Merger Agreement; Other Agreements”

Section 12 — “Purpose of the Offer; Plans for Popeyes”

Section 13 — “Certain Effects of the Offer”

Subsections (a)(2)(v) and (vi) are not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005(a) and (b)

(a) Transactions. The information set forth in the Offer to Purchase under the following captions is incorporated by reference in this Schedule TO:

Summary Term Sheet

Introduction

Section 10 — “Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements with Popeyes”

Section 11 — “The Merger Agreement; Other Agreements”

(b) Significant Corporate Events. The information set forth in the Offer to Purchase under the following captions is incorporated by reference in this Schedule TO:

Summary Term Sheet

Introduction

Section 10 — “Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements with Popeyes”

Section 11 — “The Merger Agreement; Other Agreements”

Section 12 — “Purpose of the Offer; Plans for Popeyes”

Item 6.	Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006(a) and (c)(1) through (7)

(a) Purposes. The information set forth in the Offer to Purchase under the following captions is incorporated by reference in this Schedule TO:

Section 12 — “Purpose of the Offer; Plans for Popeyes”

(c) Plans. For purposes of subsections (c)(1) through (7), the information set forth in the Offer to Purchase under the following captions is incorporated by reference in this Schedule TO:

Summary Term Sheet

Introduction

Section 9 — “Source and Amount of Funds”

Section 10 — “Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements with Popeyes”

Section 11 — “The Merger Agreement; Other Agreements”

Section 12 — “Purpose of the Offer; Plans for Popeyes”

Section 13 — “Certain Effects of the Offer”

Section 14 — “Dividends and Distributions”

Subsections (c)(2) and (c)(3) are not applicable.

Item 7.	Source and Amount of Funds or Other Consideration.

Regulation M-A Item 1007(a), (b) and (d)

(a), (b) and (d) Source of Funds; Conditions; Borrowed Funds. The information set forth in the “Summary Term Sheet” and Section 9 — “Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference in this Schedule TO.

Item 8.	Interest in Securities of the Subject Company.

Regulation M-A Item 1008

(a) Securities Ownership. The information set forth in Section 8 — “Certain Information Concerning Purchaser and Parent” and Schedule I of the Offer to Purchase is incorporated herein by reference in this Schedule TO.

(b) Securities Transactions. None.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

Regulation M-A Item 1009(a)

(a) Solicitations or Recommendations. The information set forth in the “Summary Term Sheet” and Section 10 — “Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements with Popeyes” and Section 17 — “Fees and Expenses” of the Offer to Purchase is incorporated by reference in this Schedule TO.

Item 10.	Financial Statements.

Regulation M-A Item 1010(a) and (b)

(a) Financial Information. Not applicable.

(b) Pro Forma Information. Not applicable.

Item 11.	Additional Information.

Regulation M-A Item 1011(a) and (c)

(a) Agreement, Regulatory Requirements and Legal Proceedings.

Summary Term Sheet

Section 10 — “Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements with Popeyes”

Section 11 — “The Merger Agreement; Other Agreements”

Section 12 — “Purpose of the Offer; Plans for Popeyes”

Section 13 — “Certain Effects of the Offer”

Section 16 — “Certain Legal Matters; Regulatory Approvals”

(c) Other Material Information. For purposes of subsection (c) the information set forth in the Offer to Purchase and Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.

Regulation M-A Item 1016

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated February 27, 2017.

(a)(1)(B)	Letter of Transmittal, dated February 27, 2017.

(a)(1)(C)	Notice of Guaranteed Delivery, dated February 27, 2017.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated February 27, 2017.

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated February 27, 2017.

(a)(1)(F)	Summary Advertisement, as published in The New York Times on February 27, 2017.

(a)(5)(A)	Press Release, dated February 21, 2017 (incorporated by reference to Exhibit (A)(5)(A) to the Schedule TO-C filed by Restaurant Brands International Inc. with the U.S. Securities and Exchange Commission on February 21, 2017).

(a)(5)(B)	Presentation, dated February 21, 2017 (incorporated by reference to Exhibit (A)(5)(B) to the Schedule TO-C filed by Restaurant Brands International Inc. with the U.S. Securities and Exchange Commission on February 21, 2017).

(a)(5)(C)	Transcript of Presentation, dated February 21, 2017 (incorporated by reference to Exhibit (A)(5)(C) to the Schedule TO-C filed by Restaurant Brands International Inc. with the U.S. Securities and Exchange Commission on February 21, 2017).

(b)(1)	Commitment Letter, dated February 21, 2017 between 1011778 B.C. Unlimited Liability Company, JPMorgan Chase Bank, N.A., Wells Fargo Bank, National Association and Wells Fargo Securities, LLC (incorporated by reference to Exhibit 10.39 to the Current Report on Form 8-K filed by Restaurant Brands International Inc. with the U.S. Securities and Exchange Commission on February 22, 2017).

(d)(1)	Agreement and Plan of Merger, dated as of February 21, 2017, by and among Popeyes Louisiana Kitchen, Inc., Restaurant Brands International Inc., Orange, Inc. and, solely for purposes of Section 9.03 of the Agreement, Restaurant Brands Holdings Corporation, (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Restaurant Brands International Inc. with the U.S. Securities and Exchange Commission on February 22, 2017).

(d)(2)	Confidentiality Agreement, dated as February 4, 2017, between Popeyes Louisiana Kitchen, Inc. and Restaurant Brands International Inc.

(g)	None.

(h)	None.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

RESTAURANT BRANDS INTERNATIONAL INC.

By:	/s/ Jill Granat
Name:	Jill Granat
Title:	General Counsel and Secretary

ORANGE, INC.

By:	/s/ Jill Granat
Name:	Jill Granat
Title:	Secretary

Dated: February 27, 2017

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated February 27, 2017.

(a)(1)(B)	Letter of Transmittal, dated February 27, 2017.

(a)(1)(C)	Notice of Guaranteed Delivery, dated February 27, 2017.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated February 27, 2017.

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated February 27, 2017.

(a)(1)(F)	Summary Advertisement, as published in The New York Times on February 27, 2017.

(a)(5)(A)	Press Release, dated February 21, 2017 (incorporated by reference to Exhibit (A)(5)(A) to the Schedule TO-C filed by Restaurant Brands International Inc. with the U.S. Securities and Exchange Commission on February 21, 2017).

(a)(5)(B)	Presentation, dated February 21, 2017 (incorporated by reference to Exhibit (A)(5)(B) to the Schedule TO-C filed by Restaurant Brands International Inc. with the U.S. Securities and Exchange Commission on February 21, 2017).

(a)(5)(C)	Transcript of Presentation, dated February 21, 2017 (incorporated by reference to Exhibit (A)(5)(C) to the Schedule TO-C filed by Restaurant Brands International Inc. with the U.S. Securities and Exchange Commission on February 21, 2017).

(b)(1)	Commitment Letter, dated February 21, 2017 between 1011778 B.C. Unlimited Liability Company, JPMorgan Chase Bank, N.A., Wells Fargo Bank, National Association and Wells Fargo Securities, LLC (incorporated by reference to Exhibit 10.39 to the Current Report on Form 8-K filed by Restaurant Brands International Inc. with the U.S. Securities and Exchange Commission on February 22, 2017).

(d)(1)	Agreement and Plan of Merger, dated as of February 21, 2017, by and among Popeyes Louisiana Kitchen, Inc., Restaurant Brands International Inc., Orange, Inc. and, solely for purposes of Section 9.03 of the Agreement, Restaurant Brands Holdings Corporation, (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Restaurant Brands International Inc. with the U.S. Securities and Exchange Commission on February 22, 2017).

(d)(2)	Confidentiality Agreement, dated as February 4, 2017, between Popeyes Louisiana Kitchen, Inc. and Restaurant Brands International Inc.

(g)	None.

(h)	None.